SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of SEPTEMBER 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: September 6, 2019

List of materials

Documents attached hereto:

i) Press release: Share Buyback Report for the period from August 1, 2019 to August 31, 2019

[This is a translation of the Share Buyback Report for the period from August 1, 2019 to August 31, 2019, filed with the Director General of the Kanto Finance Bureau by SONY CORPORATION on September 6, 2019]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of August 31, 2019)
	Number of Shares		Total Amount (Yen)

Resolution approved at the meeting of the Board of Directors held on May 16, 2019 (Period of Repurchase: May 17, 2019 to March 31, 2020）		60,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	August 1	35,900	219,688,800
(Date of repurchase)	August 2	866,400	5,149,193,100
	August 5	1,534,200	8,885,676,500
	August 6	1,305,000	7,429,621,700
	August 7	496,100	2,919,971,100
	August 8	464,700	2,730,171,800
	August 9	366,500	2,191,138,900
	August 13	652,100	3,845,766,800
	August 14	444,000	2,631,039,700
	August 15	535,000	3,095,681,800
	August 16	395,300	2,297,055,600
	August 19	370,000	2,175,020,800
	August 20	169,700	1,008,586,200
	August 21	300,000	1,780,285,600
	August 22	770,000	4,531,533,300
	August 23	640,000	3,781,440,200

	August 26	1,011,500	5,873,917,100
	August 27	503,600	2,959,328,600
	August 28	462,700	2,727,693,700
	August 29	366,200	2,161,662,900
	August 30	243,200	1,459,961,800
Total	―	11,932,100	69,854,436,000
Total number of shares repurchased as of the end of the reporting month		17,396,500	99,425,339,400
Progress of the repurchase (%)		28.99	49.71
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:  It was resolved at the meeting of the Board of Directors held on May 16, 2019 that the method of repurchase is expected to be an open market purchase through the
Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
Not applicable

3.	Status of Shares Held in Treasury
(as of August 31, 2019)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,272,042,340
Number of treasury stock	37,891,551

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